EXHIBIT 99.6

CNBC – TV Channel

Interviewee: Vivek Paul, Vice Chairman, Suresh Senapaty, CFO and Raman Roy, Chairman, Wipro Spectramind and Sudip Banerjee, President Enterprise - Wipro Technologies.

CNBC: Hello good morning, welcome to Boardroom. We are starting with Wipro in Boardroom. We have got plenty of them lined up on this channel today. We have got HDFC Bank, Gujarat Ambuja, Reliance Energy, all coming up with numbers. The breaking story is that Wipro’s numbers are out and they are way ahead of street expectation, 17% sequential growth and profits 1,520 crores, to go with the 17% revenue growth sequentially again, it is 1786 crores; so the numbers are well ahead of expectations. The company has given a guidance for the next quarter of $292 million for global IT and it says it is also giving out a 2 for 1 bonus, 2 shares for every 1 that you hold, and a Rs. 25 per ADS, per share, special dividend, special one-time dividend for having reached the One billion mark.

The numbers look great. But what has driven it? And what is the outlook for the next year? Let us go across and speak to Vivek Paul, Vice Chairman of Wipro, and Suresh Senapaty, Chief Financial Officer.

Good morning to you Vivek, Suresh. Let us come to guidance, Vivek, because the market always looks forward. You have given us a guidance of $292 million, that seems very conservative because last quarter you held out 250, you did 269, then you said you would do 269 and you have done 289 in this quarter, and you are just guiding 1% more for the next quarter; are you being conservative or you actually feel that next quarter there would be no growth?

Vivek Paul: This quarter actually we did 276, so the guidance is actually a 5.6% growth. If you look at the last quarter, frankly it was a third straight quarter of double-digit sequential growth. Our guidance is in fact less than what our historical experience has been. I think part of that is driven by the fact that we continue to be in an uncertain environment particularly as it relates to timings of project starts as the political sensitivities in the US continue. So we continue to be very optimistic but we are unsure yet as to exactly how that penny will drop.

CNBC: Suresh, the surprise this quarter clearly has been the operating margin expansion. We saw a glimpse of it in the previous quarter but this time it is a two percentage point jump in OPM from 22 to 24%. Just take us through what could have driven this in the face of a rising rupee?

Suresh Senapaty: We have been stating in the past that there has been a lot of focus in terms on efficiency, productivity increases. We have had benefits in terms of enhancement in the price realization. We have had improvement in terms of the SG&A being much lesser than what it was in the past, and we had a little bit of improvement in the onsite-offshore mix, which means the offshore went up by about one percentage point, which also affected favorably. There is an impact that the foreign exchange has had in this several quarters. We have done fair amount of hedging on that extent and therefore, we have been able to limit that particular downside to very minimum. A combination of all these factors has helped us to be able to post about 1.7% point increase in the operating margin.

CNBC: Vivek could you split the volume growth out for us between verticals and between regions. I believe Asia Pacific contributed heavily in this quarter because Q4 typically is the best quarter for Asia Pacific.

Vivek Paul: Well certainly. I think that first of all the US continues to be the biggest driver for our international business, 70% of our revenue still comes from the US, and the US did very nicely again this quarter. Asia Pacific was up nicely, but it is a small base. While it is nice to have that, it is not a big contributor. If you look at the break down in terms of vertical, our technology businesses did really well. We had 15% sequential growth quarter-on-quarter in the technology businesses, 8% on the IT. Again if you look at the technology businesses, we saw telecom continued to do well, it ended the year at a growth rate on a year-on-year basis of 63%. So we continued to see pretty good growth there. I should also mention that on an aggregate basis, in terms of volume, this quarter represented the highest increase in volume ever. This was, in some sense, the best quarter ever on that basis. So I think there is kind of the mix. If you look at it by practice, I think the two fastest growing practices were business process outsourcing and package implementation business. It would be a miss if I did not point out that our financial services business also had a 70% year-on-year growth. So I think really the best part about this quarter’s volume growth was it was wide spread.

Suresh Senapaty: Just to supplement that, when you talk about the Asia Pacific base, it is Wipro Infotech, which consists of India and Asia Pacific business. That is a separate segment. What Vivek talked about is primarily about the Wipro global IT services, which is Wipro Technologies. You are right that in Q4 typically it peaks much more, primarily because of the hardware and the services, but the recent growth has been also in services. We have improved service component by about 4-5% point in the overall mix of the revenue, which tends to have much better operating margin. There has been an operating margin expansion; the services business and the solution business part of the services has also grown. The combination of that factor has been that we have seen significant, about 50%, YOY growth in Wipro Infotech and about 66% Q4 growth in the profit, because there has been margin expansion there. And additionally let me also add that Wipro Consumer has also done well with 30% increase in the revenue and significant comparative increase in the PBIT numbers.

CNBC: Vivek, let me start off with a broader question. Fortune magazine carried an article which said don’t blame all your jobs on Bangalore, something to that effect, and they had also mentioned that there is a general resumption that all the jobs are vanishing from US seem to be going into Bangalore. Now tell us, are you clear about the visibility of the outlook in terms of the US or is it starting to get difficult, is that noise starting to get a little too shrill? You can just walk us through how that could impact you financially.

Vivek Paul: Sure. Well I think that first of all there are two battles going on in the US, there is a battle for the mind and the battle for the heart. I think the battle for the mind in essence has been won by the supporters of globalization. I don’t think anybody can logically argue any more that this is not a good thing for everybody, and there are many many arguments. I won’t go into them. The battle for the heart continues though. The reason is that there is a high state of uncertainty in the US and you have a political year. So I think that what we are going to see is a lot of decibel, a lot of noise. In that context, I think that what we are going to see in terms of uncertainties are customers timing their ramp ups, particularly when they are backed up by a lay off in the US based on their political calculations. So some customers will go ahead, some customers would say, ‘well you know I would rather hold off until this election is over.’ Which is why I said that we are no longer in a challenging environment. We are in an uncertain environment. There is not a customer we meet who does not say I absolutely want to do this, the only question mark is timing. People just don’t want to be front, square, and center on anybody else’s target score.

CNBC: Vivek and Suresh, I will pose this question to both of you. Where were analysts going wrong, till the time Infosys and of course now you have come out with a kind of result you have come out with? The general expectation was this rupee is going to really hurt you. That is what we have heard from you, that if it goes down to a certain level, it will hurt. You saw increases in compensations coming across the board, yet you seem to come right on top to continue to give guidance numbers like this. Explain to us what this figures are and whether they can continue?

Vivek Paul: Well you know magician never reveals everything. What we can say is that on the foreign exchange side we had the concerns of the rising rupee. We offset them by being able to do a much more elevated level of hedging. We have hedged $900 million in terms of our overall foreign exchange contracts out there. If you look at the compensation pressures, we have actually been able to offset them by a combination of pricing, where pricing from being a concerned situation has become a slight contributor. This quarter we had shown a very strong contribution, almost 3% price increase on a quarter-on-quarter basis, but only 0.5% was kind of direct head on price increase and the rest was yields. We got some improvement on the fact that you can gear your SG&A cost for a higher volume base, so I think you have that benefit. You have all the tools of productivity. So I think that we have been able to walk that equation reasonably well and continuing to be pretty confident.

CNBC: Suresh let me just put this to you, Nervewire, your consulting outfit, you now see others replicate that. I think you just walk us through what benefit is it getting to you? Or has it really not been of much use and you are pretty much running with Wipro’s old model?

Suresh Senapaty: If you look at it from a financial perspective,

a.	We had lot of expectation on the standalone revenue that particular business brought in, and

b.	The second thing was the synergy benefit that we wanted to get in terms of enhancing position with the customer base that we have, in terms of getting much more offshore businesses.

Our experience with reference to the second part has been fairly decent. We have strengthened our positions with the customers, we have been able to increase our share of wallet with them, and upgrade our overall position including the value added services that we offer to those customers. On the standalone front, yes we have been lined with the expectation we had when we did the acquisition. We have found that there are lot of expert consulting expertise that was available, which we were able to move in to the retail and the utility verticals. In the standalone financial security practice per se, it has not been as much to our liking, but on the other parts of this strategy based on which we did the acquisition, we are doing fairly well.

Vivek Paul: And I might just add, at $9.5 million purchase, I think it delivered quite well for us.

CNBC: Okay, but Vivek let me ask you two questions on the equity side.

1.	The two for one bonus, what kind of signal are you sending out to the shareholders through that, and

2.	Have you made up your mind on the ADS or the sponsored ADS, which has been doing the rounds for about four months now?

Vivek Paul: Well let me start with the second question, which really is that you know we are required by law that if we have any serious discussion on a sponsored ADS, to file that with the stock exchange. We are pretty compliant with the laws, so I can’t say any more than that.

I think that as far as the message we are sending with the two for one bonus, is that in some sense our free cash flow that this business is generating continues to be very strong. After CAPEX, for example, in the last year, we generated $200 million plus in free cash flow. I can tell you there is not a lot of companies on this planet that generate more than $200 million in free cash flow. So what that signal was saying is, “hey, we are looking like we are continuing to add cash flow,” we would like to be able to share it with our shareholders by giving a bonus, so effectively we double our dividend pay out.

Suresh Senapaty: And just to supplement that I think it has always been our position to be able to increase the liquidity of the shares. Like we have done with the ADR issue; as a result of which there was improvement in the liquidity. Similarly by giving more and more bonuses, and if you see the past track record of Wipro, we have generally been giving twice every five years models. Last we gave was in 1997, where we had given two for one share, and we repeated that because we think that the kind of paid up capital to reserve ratio we have, we can afford it and the liquidity gets overall improved. Liquidity, both in the overseas capital market as well as Indian capital markets.

CNBC: Well Vivek, Suresh, thanks very much both of you for joining, of course your colleague Sudip and Raman will join us right after this break. Keep watching, we are half way through with our Boardroom with Wipro, we have got the other side of the management Sudip Banerjee and Raman Roy joining us after the break.

Still with the Wipro Boardroom on Bazaar, it is just minutes before the markets open, let us go across and join Raman Roy of Wipro Spectramind and Sudip Banerjee who heads enterprise business at Wipro. Good morning to both of you. Raman, the question which I was asking you is: Vivek just went on record saying that some of the BPO clients are probably holding back a bit because of the backlash. You don’t give an outlook separately now or a guidance, but tell us what you can share about the outlook for the next couple of quarters.

Raman Roy: Good morning. No we do not give outlook separately. But, yes, there are customers, who want to see which way the dust settles and this is impacting BPO a little more sharply. So we see a little bit of softness on that and we are waiting to see which way it pans out.

CNBC: Raman, that might be a directional statement, I am asking you whether in the next few quarters your financials actually will get affected because of this backlash.

Raman Roy: We do not see why we should not continue with the robust growth that we have had in the past.

CNBC: Raman, I do not know if you can disclose this but do you do any work for IBM?

Raman Roy: We do not discuss our customers.

CNBC: Okay. Let me rephrase this question. Number of these global companies are now coming in and doing their own work, whether it is IBM or Citibank, or whoever you have. Do you see an impact from some of these guys now running their own BPO operations and taking business away from you, any substantial material impact you expect in the next one or two quarters.

Raman Roy: It certainly makes the scenario a little more competitive. There is a positive side to it, it shows with the moves of IBMs and some of the other majors coming into the market that India is for real and the customers genuinely want an offshore solution and they genuinely look at India. So, there is a positive side to it. From Wipro Spectramind perspective, some of these majors coming in make the competition sharper. We believe our value proposition; our demonstrated capabilities have an edge. Let us see which way it plays out in the market.

CNBC: Sudip, good morning, if you could take us through the performance in the banking financial services and insurance, the BFSI space in this quarter and what kind of tax rates you are likely to see going forward.

Sudip Banerjee: Well, as you heard from Vivek, we have had an excellent quarter. We grew about 66% in that segment and we have a very strong client base. We are getting more orders, and we see a significant ramp up opportunities in the next couple of quarters. So, we are very bullish about that sector.

CNBC: Two verticals which are the strongest for you at this point, if you can outline which are showing signs of sluggishness.

Sudip Banerjee: Energy utility in this quarter did a rebound after two to three quarters of slower growth, and that is showing strong momentum. Retail has done very well; they grew 60% last quarter. The sector that has not done as well this quarter is manufacturing but we think that that is very seasonal and as we have got new customers projects starting up in this quarter, we will see that sector growing up as well. So, overall I think we have had a very positive quarter with all sector growth.

CNBC: Well we have run out of time Sudip, but a yes or no answer from you, Hughes software is up for grabs, are you bidding.

Sudip Banerjee: Well, I am unfortunately not in a position to give you a yes or no answer to that.

CNBC: Okay thanks very much, thanks Raman for joining us. We will take a break now.

Raman Roy: Thank you.